                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                         National Home Health Care Corp.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    636380107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 636380107                   13D                     Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SALVATORE ALTERNATIVE
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  477,482
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              477,482
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    477,482
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 636380107                   13D                     Page 3 of 6 Pages
----------------------                                     ---------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  $.001 par value (the "Shares"),  of National Home Health Care Corp.  (the  "Issuer").  The
address of the  principal  executive  offices of the Issuer is 700 White  Plains
Road, Scarsdale, New York 10583.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by Salvatore Alternative.

            (b) The  principal  business  address  of Mr.  Alternative  is 19355
Turnberry Way, Aventura, Florida 33180.

            (c) Mr. Alternative is a private investor.

            (d) Mr.  Alternative  has not,  during  the last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) Mr.  Alternative has not, during the last five years, been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Alternative is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares owned by Mr.  Salvatore  were acquired by virtue of his position as a co-founder of the Issuer.

Item 4.     PURPOSE OF TRANSACTION.

            Mr.  Salvatore  believes that the process that led to the signing of the merger agreement by and among the Issuer,  AG Home Health  Acquisition Corp.
and AG Home Health LLC (the "Merger  Agreement") was flawed and was not designed to obtain the highest  possible sales price for the Issuer's  stockholders.  Mr.
Salvatore  believes that the Issuer should conduct a broad  competitive  bidding process in order to  maximize  value of the Shares for all  stockholders  of the
Issuer.  Mr.  Alternative  believes  the  consideration  offered  in the  merger inadequately  compensates  the Issuer's  stockholders  for their interest in the
Issuer and presently  intends to vote against the merger.  Mr.  Alternative also reserves the right to exercise  Appraisal  Rights under Delaware law in order to obtain  what  he  believes  to be an  appropriate  and  fair  valuation  for his investment in the Issuer.

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CUSIP No. 636380107                   13D                     Page 4 of 6 Pages
----------------------                                     ---------------------

            Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, Mr. Alternative has no present plan or proposal that would relate to or result in any of the matters set forth in  subparagraphs
(a)-(j)  of Item 4 of  Schedule  13D.  Mr.  Alternative  intends  to review  his investment  in the Issuer on a  continuing  basis and may engage in  discussions with management,  the Board of Directors,  other  shareholders of the Issuer and other relevant parties concerning the Merger Agreement and alternatives  thereto and  potentially  concerning  other  matters with  respect to Mr.  Alternative's
investment  in  the  Shares,  including,   without  limitation,   the  business,
operations,  governance,  management,  strategy  and future plans of the Issuer.
Depending on various factors,  including,  without limitation, the status of the
Merger  Agreement and the apparent level of stockholder  support  therefor,  the terms  of any  alternative  transactions  that  may be  proposed,  the  Issuer's financial  position  and  strategic  direction,  the outcome of any  discussions referenced above,  actions taken by the Board of Directors,  price levels of the
Shares, other investment opportunities available to Mr. Alternative,  conditions in the  securities  market and general  economic  and industry  conditions,  Mr.
Alternative  may in the future take such actions with respect to his  investment in the Issuer as he deems appropriate, including, without limitation, exercising appraisal  rights under Delaware law,  purchasing  additional  Shares or selling some or all of his  Shares,  engaging  in short  selling  of or any  hedging  or similar  transactions  with respect to the Shares and/or otherwise  changing his intention with respect to any and all matters  referred to in Item 4 of Schedule
13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)  The  aggregate  percentage  of  Shares  reported  owned  by Mr.
Salvatore  is based on  5,622,531  shares  of  Common  Stock  outstanding  as of
December 14, 2006 as reported in the Issuer's  Quarterly Report on Form 10-Q for the quarter ended October 31, 2006,  as filed with the  Securities  and Exchange
Commission on December 15, 2006.

            As of the close of  business  on  January  9,  2007,  Mr.  Salvatore beneficially owned 477,482 Shares, constituting approximately 8.5% of the Shares outstanding.

            (b) Mr.  Salvatore  has the sole  power to vote and  dispose  of the
Shares reported in this Schedule 13D.

            (c) There were no  transactions  in the Shares during the past sixty days by Mr. Salvatore.

            (d) No person other than Mr. Salvatore is known to have the right to receive,  or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

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CUSIP No. 636380107                   13D                     Page 5 of 6 Pages
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Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable.

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CUSIP No. 636380107                   13D                     Page 6 of 6 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2007                          /s/ Salvatore Alternative
                                                 -------------------------------
                                                 SALVATORE ALTERNATIVE